PE 2/5/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



15005815

March 13, 2015

Kenneth L. Guernsey
Cooley LLP
kguernsey@cooley.com

Act: 1934
Section:
Rule: 14a-8 (OB)
Public
Availability: 3-13-15

Re: Medivation, Inc.
Incoming letter dated February 5, 2015

Dear Mr. Guernsey:

This is in response to your letters dated February 5, 2015 and February 17, 2015 concerning the shareholder proposal submitted to Medivation by James McRitchie and Myra K. Young. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

March 13, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Medivation, Inc.
Incoming letter dated February 5, 2015

The proposal requests that the board take the steps necessary so that each voting requirement in Medivation's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary, this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

There appears to be some basis for your view that Medivation may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Medivation's policies, practices and procedures compare favorably with the guidelines of the proposal and that Medivation has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Medivation omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Kenneth L. Guernsey
T: +1 415 693 2091
kguernsey@cooley.com

February 17, 2015

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Medivation, Inc.
Supplemental Letter Regarding Stockholder Proposal of James McRitchie and Myra K. Young
Securities Exchange Act of 1934 Rule 14a-8

Ladies and Gentlemen:

On February 5, 2015, we submitted a letter (the "No-Action Request") on behalf of our client, Medivation, Inc., a Delaware corporation (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Company's intent to exclude from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (the "2015 Proxy Materials") a stockholder proposal (the "Proposal") and related statement in support ("Supporting Statement") submitted by James McRitchie and Myra K. Young (the "Proponents"). The Proponents identify John Chevedden as their agent in this matter.

The Proposal requests that the Company's Board of Directors (the "Board") "take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws."

BASIS FOR SUPPLEMENTAL LETTER

The No-Action Request indicated our view that the Company may properly omit the Proposal and Supporting Statement from the 2015 Proxy Materials in reliance on Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. More specifically, the No-Action Request advised that the Company's Nominating and Corporate Governance Committee had resolved to recommend that the Board approve amendments to the Company's Certificate of Designations of the Rights, Powers and Preferences, and Qualifications, Limitations and Restrictions of Series C Junior Participating Preferred Stock (the "Certificate of Designations") and to its Amended and Restated Bylaws (the "Bylaws") to eliminate the supermajority voting provisions and include instead a majority voting standard as



shown on Exhibit A hereto. (The provisions shown on Exhibit A have been marked to show changes from the immediately preexisting governing documents.)

On behalf of the Company, we write supplementally to confirm that, at a meeting held on February 9, 2015, the Board approved the amendments to Section 10 of the Certificate of Designations and to Article XIII, Section 44 of the Bylaws as set forth on Exhibit A. As adopted by the Board, these amendments substantially implemented the Proposal because neither the Company's Restated Certificate of Incorporation (the "Restated Certificate"), including the Certificate of Designations, nor the Bylaws contain any voting requirement calling for a greater-than-majority vote. The amended Certificate of Designations was filed with the Secretary of State of the State of Delaware on February 12, 2015, and the amended Certificate of Designations and the amended Bylaws were filed as Exhibits 3.1 and 3.2, respectively, to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2015.

ANALYSIS

As discussed in the No-Action Request, Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. Under Rule 14a-8(i)(10), substantial implementation requires that a company's actions satisfactorily address the essential objective of the proposal, even if the company's action was not precisely congruent with the stockholder proposal, included modifications to the proposal or otherwise did not implement the action exactly as requested by the proponent. *See, e.g., Exelon Corp.* (avail. February 26, 2010), *The Dow Chemical Co.* (avail. March 5, 2008), and *Hewlett-Packard Company* (avail. December 11, 2007).

The amendments to the Certificate of Designations and Bylaws substantially implement the Proposal because they eliminate the supermajority voting provisions and provide instead for a majority-of-the-outstanding voting standard. As discussed in the No-Action Request, historically, in connection with similar stockholder proposals calling for the elimination of provisions in governing documents that required "a greater than simple majority vote," the Staff has consistently agreed that 14a-8(i)(10) could be relied upon to exclude the proposals where the governing documents contained voting thresholds set at a majority of the outstanding shares. *See, e.g., Hewlett-Packard Company* (avail. December 19, 2013), *McKesson Corp.* (avail. April 8, 2011), *Express Scripts, Inc.* (avail. January 28, 2010), *American Tower Corp.* (avail. April 5, 2011), *Celgene Corp.* (avail. April 5, 2010) and *Applied Materials, Inc.* (avail. December 19, 2008), all of which involved proposals advocating elimination of supermajority vote provisions in governing documents in favor of simple majority vote provisions. In each of these instances, the Staff concurred with the company's determination that, by eliminating the supermajority vote provisions and adopting instead (or leaving in place) majority-of-the-outstanding-shares voting thresholds, the proposal was substantially implemented in accordance with Rule 14a-8(i)(10) and



could be properly excluded. Accordingly, the Proposal may be excluded from the 2015 Proxy Materials in reliance on Rule 14a-8(i)(l0).

To address the timing requirements of Rule 14a-8(j), we submitted the No-Action Request subsequent to action by the Nominating and Corporate Governance Committee, but in advance of the Board meeting scheduled to consider and adopt the amendments to the Certificate of Designations and Bylaws. The Staff has consistently granted no-action requests under Rule 14a-8(i)(10) when a company's initial request indicated that the company intended to recommend to its board that it take action substantially implementing the stockholder proposal, followed by supplemental notification to the Staff confirming that the board has taken the action described. See, e.g., *Visa Inc.* (avail. November 14, 2014), *Hewlett-Packard Company* (avail. December 19, 2013), *Starbucks Corp.* (avail. November 27, 2012); *DIRECTV* (avail. February 22, 2011); *NiSource Inc.* (avail. March 10, 2008) and *Chevron Corporation* (avail. February 15, 2007).

CONCLUSION

Based on the foregoing analysis, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2015 proxy materials in reliance on Rule 14a-8(i)(10). To that end, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2015 Proxy Materials. In the event that the Staff disagrees with the conclusions expressed in this letter or requires any information in support or explanation of the Company's position, we would appreciate an opportunity to confer with the Staff prior to the issuance of its response.

If we can be of further assistance in this matter, please do not hesitate to contact me.

Respectfully,

Kenneth L. Guernsey

KLG:cd
Attachments

cc: Mr. John Chevedden
Ms. Jennifer J. Rhodes



EXHIBIT A
AMENDMENTS ADODPTED BY THE BOARD

CERTIFICATE OF DESIGNATIONS

Section 10. Amendment. At any time any shares of Series C Preferred Stock are outstanding, the Certificate of Incorporation of the Corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series C Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority ~~at least two-thirds~~ of the outstanding shares of Series C Preferred Stock, voting separately as a single class.

BYLAWS

ARTICLE XIII

AMENDMENTS

Section 44. Amendments. Subject to the limitations set forth in Section 42(h) of these Bylaws or the provisions of the Certificate of Incorporation, the Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation. The stockholders also shall have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of a majority ~~at least sixty-six and two-thirds percent (66-2/3%)~~ of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.



Kenneth L. Guernsey
T: +1 415 693 2091
kguernsey@cooley.com

February 5, 2015

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Medivation, Inc.
Stockholder Proposal of James McRitchie and Myra K. Young
Securities Exchange Act of 1934 Rule 14a-8

Ladies and Gentlemen:

On behalf of our client, Medivation, Inc., a Delaware corporation (the "Company"), we are submitting this letter advising you of the Company's intent to exclude from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (the "2015 Proxy Materials") the attached stockholder proposal (the "Proposal") and related statement in support ("Supporting Statement") submitted by James McRitchie and Myra K. Young (the "Proponents"). The Proponents identify John Chevedden as their agent in this matter.

In addition, we respectfully request, on behalf of the Company, confirmation that the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company omits the Proposal and the Supporting Statement from the 2015 Proxy Materials on the basis set forth below. The Company has advised us as to the factual matters described below.

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

A copy of the Proposal and Supporting Statement, the Proponents' cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached as Exhibit A.



I. SUMMARY OF THE PROPOSAL

On January 2, 2015, the Company received a letter from the Proponents containing the Proposal and Supporting Statement for inclusion in the 2015 Proxy Materials. The Proposal pertains to elimination of supermajority voting provisions and provides as follows:

> RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

II. EXCLUSION OF THE PROPOSAL

A. Basis for Exclusion

It is our view that the Company may properly omit the Proposal and Supporting Statement from the 2015 Proxy Materials in reliance on Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. More specifically, the Company's Nominating and Corporate Governance Committee has resolved to recommend that its Board of Directors approve, at a meeting to be held on February 9, 2015, amendments to its Certificate of Designations of the Rights, Powers and Preferences, and Qualifications, Limitations and Restrictions of Series C Junior Participating Preferred Stock (the "Certificate of Designations") and to its Amended and Restated Bylaws (the "Bylaws"), as discussed further below and as shown on Exhibit B, to eliminate the supermajority voting provisions and include instead a majority voting standard.

B. Provisions Affected

The Company's Restated Certificate of Incorporation (the "Restated Certificate") contains no supermajority voting provisions, However, Section 10 of the Certificate of Designations, which is attached to the Restated Certificate as Exhibit 1, provides that, when any shares of Series C Preferred are outstanding, the Restated Certificate cannot be amended to materially and adversely affect or change the powers, preferences or special rights of the Series C Preferred without the vote of the holders of at least two-thirds of the outstanding Series C Preferred, voting separately as a single class. The Series C Preferred was authorized in connection with the adoption of the Company's



rights plan, and no shares of Series C Preferred are currently outstanding, nor are any expected to be issued (based on historical experience).

Article XIII, Section 44 of the Bylaws provides that any action by the stockholders to amend the Bylaws requires the vote of the holders of at least 66-2/3% of the voting power of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class.

C. Analysis: The Proposal May Be Excluded Under Rule 14a-8(i)(10) as "Substantially Implemented"

1. Background of Rule 14a-8(10)

Interpreting the predecessor to current Rule 14a-8(i)(10) in 1976, the Commission stated that the rule was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." SEC Release No. 34-12598 (July 7, 1976). Although originally, the Staff interpreted this predecessor rule quite narrowly, since 1983, the Commission's interpretation has been broader, permitting exclusion of stockholder proposals that have been "substantially implemented" (Release 34-20091 (August 1983)). In 1998, the Commission reaffirmed that interpretation in final amendments to Rule 14a-8(i)(10) (Release 34-40018 (May 1998)).

Previously, the Staff has taken no-action positions permitting exclusion of stockholder proposals under Rule 14a-8(i)(10) even if the company's action was not precisely congruent with the stockholder proposal, included modifications to the proposal or otherwise did not implement the action exactly as requested by the proponent, so long as the company addressed the essential objectives of the proposal. For example, in *Exelon Corp.* (avail. February 26, 2010), the Staff permitted exclusion, on the basis of Rule 14a-8(i)(10), of a stockholder proposal that requested the company to prepare a report disclosing its policies and procedures for political contributions and disclosing its monetary and non-monetary political contributions where the company had already adopted a political contributions policy and guidelines and had published a report regarding contributions in excess of a specified threshold, thus implementing the essential objectives of the stockholder proposal. Similarly, in *The Dow Chemical Co.* (avail. March 5, 2008), the Staff concurred in the exclusion, on the basis of Rule 14a-8(i)(10), of a stockholder proposal requesting that the company issue a "global warming report," where the company showed that it had already addressed the various elements of the proposal in a number of disclosures about its climate change efforts, although they were not contained in a single document that constituted a "report." In *Hewlett-Packard Company* (avail. December 11, 2007), the proposal requested that the governing documents be amended to allow "holders of 25% or less" of the outstanding common stock to call special meetings of stockholders. The Staff concurred that the proposal was substantially implemented and could be excluded where the board was expected to adopt a bylaw



amendment giving holders of at least 25% of the outstanding shares the right to call special meetings, subject to the limitation that the board could determine in good faith not to hold the meeting if the business specified in the stockholders' request would be included in an upcoming annual meeting or had been included in a prior meeting occurring within specified time frames. In addition, the Staff has indicated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (avail. March 28, 1991).

2. Expected Amendments to Certificate of Designations and Bylaws Will Substantially Implement the Proposal

As noted above, the Company's Nominating and Corporate Governance Committee has resolved to recommend to the Board, and expects the Board to adopt, at its meeting scheduled for February 9, 2015, amendments to the Certificate of Designations and Bylaws that will eliminate the supermajority voting provisions described above and provide instead for a majority-of-the-outstanding voting standard. (The precise language of these anticipated amendments is set forth on Exhibit B to this no-action request, marked to show changes from the current governing documents.) The Board has the authority to approve amendments to the Bylaws and, because no shares of Series C Preferred are outstanding, amendments to the Certificate of Designations, in each case, without stockholder approval. Assuming adoption by the Board, these amendments will substantially implement the Proposal because neither the Restated Certificate (including the Certificate of Designations) nor the Bylaws would contain any voting requirement calling for a greater-than-majority vote.

Historically, in connection with similar stockholder proposals calling for the elimination of provisions in governing documents that required "a greater than simple majority vote," the Staff has consistently agreed that 14a-8(i)(10) could be relied upon to exclude the proposals where the governing documents contained voting thresholds set at a majority of the outstanding shares. For example, in *Hewlett-Packard Company* (avail. December 19, 2013), the Staff addressed exclusion of a proposal identical to the Proposal at issue here. In that instance, the Staff concurred that the proposal, which requested that "each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws," was substantially implemented and could be properly excluded where the company's certificate of incorporation contained no supermajority voting requirements and its board of directors ultimately approved amendments to the bylaws eliminating the supermajority voting standard required for bylaw amendments and replacing it with a standard based on a majority of the outstanding shares. Similarly, in *McKesson Corp.* (avail. April 8, 2011), the Staff concurred that, where the company's board had approved amendments to its charter and bylaws eliminating the supermajority voting standards and



replacing them with a voting standard based on a majority of the outstanding shares, the company had substantially implemented and could properly exclude a stockholder proposal requesting that "each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws." Likewise, in *Express Scripts, Inc.* (avail. January 28, 2010), the Staff confirmed that a proposal requesting that "each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal to the extent permitted by law" could be properly excluded on the basis that it was substantially implemented: the company's board had approved amendments to the certificate of designations and bylaws lowering the required voting standard from a two-thirds vote threshold to a majority of the outstanding shares and majority of the voting power of the stock outstanding, respectively. See also, *American Tower Corp.* (avail. April 5, 2011), *Celgene Corp.* (avail. April 5, 2010) and *Applied Materials, Inc.* (avail. December 19, 2008), all of which involved proposals advocating elimination of supermajority vote provisions in governing documents in favor of simple majority vote provisions. In each of these instances, the Staff concurred with the company's determination that, by eliminating the supermajority vote provisions and adopting instead (or leaving in place) majority-of-the-outstanding-shares voting thresholds, the proposal was substantially implemented in accordance with Rule 14a-8(i)(10) and could be properly excluded.

III. Supplemental Notification of Final Board Action

To address the timing requirements of Rule 14a-8(j), we are submitting this request for no-action subsequent to action by the Nominating and Corporate Governance Committee, but in advance of the Board meeting scheduled to consider and adopt the amendments to the Certificate of Designations and Bylaws identified above. We will supplementally advise the Staff of the Board's determination after the Board considers the amendments.

The Staff has consistently granted no-action requests under Rule 14a-8(i)(10) when a company's initial request indicated that the company intended to recommend to its board that it take action substantially implementing the stockholder proposal, followed by supplemental notification to the Staff confirming that the board has taken the action described. See, e.g., *Visa Inc.* (avail. November 14, 2014), *Hewlett-Packard Company* (avail. December 19, 2013), *Starbucks Corp.* (avail. November 27, 2012); *DIRECTV* (avail. February 22, 2011); *NiSource Inc.* (avail. March 10, 2008) and *Chevron Corporation* (avail. February 15, 2007). In each instance above, the Staff granted the company's no-action request under Rule 14a-8(i)(l0) where, prior to anticipated action by the board that would substantially implement the proposal, the company advised the Staff of the management's recommendation to the board, followed by supplemental notification of the action taken by the board.



IV. CONCLUSION

Based on the foregoing analysis, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2015 Proxy Materials in reliance on Rule 14a-8(i)(10). As a result, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2015 Proxy Materials. In the event that the Staff disagrees with the conclusions expressed in this letter or requires any information in support or explanation of the Company's position, we would appreciate an opportunity to confer with the Staff prior to the issuance of its response.

If we can be of further assistance in this matter, please do not hesitate to contact me.

Respectfully,



Kenneth L. Guernsey

KLG:cd
Attachments

cc: Mr. John Chevedden
Ms. Jennifer J. Rhodes

EXHIBIT A
Stockholder Proposal and Related Communications

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Jennifer J. Rhodes
Corporate Secretary
Medivation, Inc. (MDVN)
525 Market Street
36th Floor
San Francisco, CA 94105
PH: 415-543-3470
FX: 415-543-3411

January 1, 2015

Dear Corporate Secretary:

We are pleased to be shareholders in Medivation, Inc. (MDVN) and appreciate the company's leadership. However, we also believe our company has further unrealized potential that can be unlocked through low or no cost measures by making our corporate governance more competitive.

We are submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year. We pledge to continue to hold the required stock until after the date of the next shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that we are delegating John Chevedden to act as our agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt communication. Please identify us as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



James McRitchie — January 1, 2015 — Date



Myra K. Young — January 1, 2015 — Date

cc: John Chevedden

[MDVN: Rule 14a-8 Proposal, January 2, 2015]
Proposal X – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. In other words a 1%-minority could have the power to prevent shareholders from improving our bylaws.

We also had a poison pill and plurality voting which further limits the power of shareholders to hold management accountable.

Please vote to protect shareholder value:
Simple Majority Vote – Proposal X

Notes:
James McRitchie and Myra K. Young, FISMA & OMB Memorandum M-07-16 *sponsored this proposal..

"Proposal X" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

The required stock will be held until after the annual meeting. The proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***



MDVN

Post-it® Fax Note 7671	Date 1-5-15	# of pages ▸
To Jennifer Rhodes	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 415-543-3911	Fax #	

01/03/2015

James McRitchie & Myra K Young
*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade Account Ending In *** FISMA & OMB Memorandum M-07-16 ***

Dear James McRitchie & Myra K Young,

Pursuant to your request, this letter is to confirm that as of the date of this letter, James McRitchie and his wife Myra K Young held, and have held continuously since December 10, 2013, 40 shares of Medivation Inc. (MDVN) common stock in their account *** FISMA & OMB Memorandum M-07-16 *** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

William Walker
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

From:	Jennifer Rhodes <jennifer.rhodes@medivation.com>
Sent:	Tuesday, January 06, 2015 12:57 PM
To:	*** FISMA & OMB Memorandum M-07-16 ***
Cc:	Jennifer Rhodes
Subject:	Medivation, Inc. - Receipt of Shareholder Proposal

Dear Mr. McRitchie and Ms. Young:

By this email and in response to your request, I acknowledge receipt of your shareholder proposal dated January 1, 2015.

Thank you,

Jennifer J. Rhodes
General Counsel & Corporate Secretary
Medivation, Inc.


Cooley
LLP

EXHIBIT B
PROPOSED AMENDMENTS

CERTIFICATE OF DESIGNATIONS

Section 10. Amendment. At any time any shares of Series C Preferred Stock are outstanding, the Certificate of Incorporation of the Corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series C Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority ~~at least two-thirds~~ of the outstanding shares of Series C Preferred Stock, voting separately as a single class.

BYLAWS

ARTICLE XIII

AMENDMENTS

Section 44. Amendments. Subject to the limitations set forth in Section 42(h) of these Bylaws or the provisions of the Certificate of Incorporation, the Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation. The stockholders also shall have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of a majority ~~at least sixty-six and two-thirds percent (66-2/3%)~~ of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.